EXHIBIT 21.1
DIRECT AND INDIRECT SUBSIDIARIES OF OCWEN FINANCIAL CORPORATION
The following is a list of subsidiaries of the registrant as of December 31, 2016, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Organization
Ocwen Loan Servicing, LLC (1)	Delaware
Ocwen Mortgage Servicing, Inc. (1)	U.S. Virgin Islands
Homeward Residential, Inc. (1)	Delaware
Liberty Home Equity Solutions, Inc. (1)	California
Ocwen Financial Solutions Private Limited (1)	India
Ocwen Business Solutions, Inc. (1)	Philippines
REO Management, LLC (1)	U.S. Virgin Islands
Ocwen Structured Investments, LLC (1)	Delaware
Automotive Capital Services, Inc. (1)	Delaware
CR Limited (1)	Vermont
Ocwen Advance Master Receivables Trust (2)	Delaware
Ocwen Servicer Advance Receivables Trust III (2)	Delaware
Ocwen Freddie Advance Funding LLC (2)	Delaware

(1)	Operating company

(2)	Special purpose entity